UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ KPMG LLP

Los Angeles, California

June 20, 2014

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Money market fund	$345,667	$227,616
Mutual funds	149,093,216	119,374,915
Commingled funds	51,482,070	37,600,722
Collective trust	45,501,408	50,472,093
Common stock	31,702,777	23,415,548

Total investments, at fair value	278,125,138	231,090,894

Contributions receivable:
Participant	339,294	289,641
Employer	300,537	280,469

Total contributions receivable	639,831	570,110
Notes receivable from participants	3,040,479	3,153,397
Cash	39,856	1,477,759

Total assets	281,845,304	236,292,160

Liabilities:
Accrued expenses	65,000	65,000

Total liabilities	65,000	65,000

Net assets available for plan benefits, at fair value	281,780,304	236,227,160
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(588,869)	(1,513,047)

Net assets available for plan benefits	$281,191,435	$234,714,113

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Changes to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$49,400,827	$21,666,857
Interest and dividends	8,695,351	4,929,073

Total investment income	58,096,178	26,595,930

Contributions:
Employer	8,706,595	8,495,702
Participant	10,747,550	9,905,129
Rollovers	1,521,129	2,756,508

Total contributions	20,975,274	21,157,339
Transfer in from plan merger	—	2,069,786
Deductions:
Benefit payments	32,576,092	23,441,300
Administrative expenses	18,038	114,700

Total deductions	32,594,130	23,556,000

Net increase in net assets available for plan benefits	46,477,322	26,267,055
Net assets available for plan benefits:
Beginning of year	234,714,113	208,447,058

End of year	$281,191,435	$234,714,113

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the Harman International Industries, Incorporated (the “Company” or the “Plan Sponsor”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings plan sponsored by the Company. Employees are eligible to join the Plan immediately as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage at any time via the administrator website. The Company may make annual basic contributions equal to three percent of the Plan eligible compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of six percent per payroll period.

(c)	Excess Contributions

In order to satisfy the relevant nondiscriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. There were no refundable contributions at December 31, 2013 and 2012.

(d)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment funds on a daily basis according to the number of shares in the participant account balances. Company basic contributions are allocated based on participant Plan eligible compensation. Company matching contributions are allocated based upon each participant’s Plan eligible compensation and tax-deferred contribution percentage.

(e)	Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution and rollover contribution accounts, and become vested in matching contributions at a rate of 25 percent for each year of service, beginning with the second year of service. A participant is 100 percent vested after five years of accredited service, upon reaching age 65, or upon death, or disability.

(f)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, 19 mutual funds, and 11 commingled funds.

(g)	Notes Receivable from Participants

Participants are permitted to borrow from their accounts subject to limitations set forth in the plan document. These loans are classified as Notes receivable from participants in the Statements of Net Assets Available for Plan Benefits. The loans are generally payable for up to five years, except for loans to secure a private residence, which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the first business day of the month in which the loan is issued, plus 2 percent. Principal and interest payments on the loans are deposited into the participants’ accounts, primarily through payroll deductions, based on their current investment allocation elections. Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50 percent of their vested account balance. Loans are

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rate was 5.25 percent for all loans outstanding at December 31, 2013, with loans maturing at various dates through 2028.

(h)	Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and to pay expenses of the Plan. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $336,070 and $219,145, respectively. During 2013 and 2012, $108,268 and $92,300, respectively, were used to pay plan administrative expenses. No forfeitures were used to reduce employer contributions in 2013. During 2012, forfeitures were used to reduce employer contributions by $33,010.

(j)	Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis and present the net assets available for plan benefits as of December 31, 2013 and 2012 and changes in those net assets for the years then ended.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Investment Valuation and Income Recognition

All investments are measured at fair value, with the exception of fully benefit-responsive investment contracts. Refer to Note 4 - Fair Value Measurements for further details related to the Plan’s valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in fair value of investments includes plan gains and losses on investments bought and sold, as well as held during the year.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities in the Statements of Net Assets Available for Plan Benefits and the additions and deductions in the Statements of Changes in Net Assets Available for Plan Benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

(e)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor, except for certain investment management fees which are netted against investment returns.

(f)	Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and a collective trust. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the fair value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)	Concentration of Credit Risk

Investment in the common stock of the Company comprised approximately 11 percent and 10 percent of the Plan’s investments as of December 31, 2013 and 2012, respectively.

(h)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance and classified as Notes receivable from participants in the accompanying Statements of Net Assets Available for Plan Benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(3)	Investments

Investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

Description	2013	2012
Putnam Stable Value Fund	$45,501,408	$50,472,093
Harman International Industries, Incorporated common stock	31,702,777	23,415,548
Mainstay Large Cap Growth Fund	25,299,760	19,872,844
American Europacific Growth Fund	16,799,328	14,479,351
Pimco Total Return Fund*	11,702,713	15,454,323
All other investments less than 5 percent	147,119,152	107,396,735

	$278,125,138	$231,090,894

*	Less than 5 percent in 2013, included for comparative purposes.

During the years ended December 31, 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2013	2012
Mutual funds	$25,709,711	$12,021,696
Common stock	15,993,680	5,461,589
Commingled funds	7,697,436	4,183,545
Collective trust	—	27

Net appreciation in fair value of investments	$49,400,827	$21,666,857

(4)	Fair Value Measurements

Accounting guidance for fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instruments, which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2013 or 2012.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

(a)	Money Market Funds, Mutual Funds, and Equity Securities

The fair value of money market funds, mutual funds, and the Company’s common stock is determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

(b)	Commingled Funds

The fair value of commingled funds is valued at the net asset value (“NAV”) of the units provided by the fund issuer. NAV for these funds represents the quoted price in a non-active market, and as such, these investments are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

(c)	Collective Trust

The Putnam Stable Value Fund (the “Putnam Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds (collectively, “Investment Contracts”). The Putnam Stable Value Fund may also invest in high-quality money market instruments or other similar short-term investments.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts. All wrapper contracts provide for a minimum interest crediting rate of zero. In the event that the interest crediting rate should fall to zero, and withdrawals from the contracts occur that exhaust the market value of the underlying portfolio that is being wrapped, the wrapper issuers will pay the Plan the shortfall needed in order to maintain the interest crediting rate of zero.

The Putnam Stable Value Fund is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value. These investments are classified within Level 2 of the valuation hierarchy.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 2 percent for the years ended December 31, 2013 and 2012.

Investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional GICs issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GICs’ fair value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals, and administrative expenses. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(d)	Summary of Investments

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	December 31, 2013
Description	Total	Level 1	Level 2	Level 3
Money market fund	$345,667	345,667	—	—
Mutual funds:
Growth funds	71,475,145	71,475,145	—	—
Blend funds	35,655,201	35,655,201	—	—
Value funds	27,220,666	27,220,666	—	—
Intermediate-term bond funds	14,742,204	14,742,204	—	—
Harman International Industries, Incorporated common stock	31,702,777	31,702,777	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	51,482,070	—	51,482,070	—
Collective trust (1)	45,501,408	—	45,501,408	—

Total	$278,125,138	181,141,660	96,983,478	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $44,912,539 as of December 31, 2013.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2013.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012:

	December 31, 2012
Description	Total	Level 1	Level 2	Level 3
Money market fund	$227,616	227,616	—	—
Mutual funds:
Growth funds	51,863,584	51,863,584	—	—
Blend funds	28,096,276	28,096,276	—	—
Value funds	20,545,511	20,545,511	—	—
Intermediate-term bond funds	18,869,544	18,869,544	—	—
Harman International Industries, Incorporated common stock	23,415,548	23,415,548	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	37,600,722	—	37,600,722	—
Collective trust (1)	50,472,093	—	50,472,093	—

Total	$231,090,894	143,018,079	88,072,815	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $48,959,046 as of December 31, 2012.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2012.

(5)	Plan Merger

Effective February 24, 2012, the MWM Acoustics, LLC Profit Sharing Plan (the “MWM Plan”) was merged with the Plan. The MWM Plan was a defined contribution savings plan, which provided for pretax contributions by employees of MWM Acoustics, LLC, which was acquired by the Plan Sponsor on July 22, 2011. On February 24, 2012, the assets of the MWM Plan, totaling $2,069,786, were liquidated and transferred into the Plan.

(6)	Related Party Transactions

Certain plan investments are shares of mutual funds managed by Mercer Trust Company and shares of common stock of the Company. Mercer Trust Company is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer matching contributions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 18, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Under GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a tax asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(9)	Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2013 and 2012, is presented below:

	2013	2012
Net assets available for plan benefits reported in the financial statements	$281,191,435	$234,714,113
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	588,869	1,513,047

Net assets available for plan benefits reported on Form 5500	$281,780,304	$236,227,160

Reconciliation of total investment income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2013 and 2012, is presented below:

	2013	2012
Total investment income reported in the financial statements	$58,096,178	$26,595,930
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	588,869	1,513,047
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,513,047)	(1,663,706)

Total investment income reported on Form 5500	$57,172,000	$26,445,271

(10)	Nonexempt Prohibited Transactions

For the year ended December 31, 2012, the Company identified employee contributions totaling $69,539, that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions, along with full restorative interest of $37 to the participants for the plan year ended December 31, 2012. No late contributions were identified for the plan year ended December 31, 2013.

(11)	Subsequent Events

Effective June 13, 2014, the Plan Sponsor acquired AMX LLC. As part of this acquisition, the Plan Sponsor anticipates that the Plan will receive assets from the AMX LLC 401(k) Plan (the “AMX Plan”). The earliest the Plan Sponsor anticipates transferring the assets of the AMX Plan into the Plan would be the first quarter of calendar year 2015. At June 20, 2014, the value of the AMX Plan assets was approximately $47,000,000.

Effective March 4, 2014, the Martin Professional, Inc. 401(k) Profit Sharing Plan (the “Martin Plan”) was merged with the Plan. The Martin Plan was a defined contribution savings plan, which provided for pretax contributions by employees of Martin Professional A/S, which was acquired by the Plan Sponsor on February 28, 2013. On March 4, 2014, the assets of the Martin Plan, totaling $1,243,380, were liquidated and transferred into the Plan.

Effective March 3, 2014, the trustee for the Plan changed from Mercer Trust Company to Fidelity Management Trust Company. As a result of the change in trustee, the assets of the Plan transferred from Mercer Trust Company to Fidelity Management Trust Company on March 3, 2014.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of Investment	Units	Current Value
	Cash	—	$39,856

Putnam Management Company, Inc.	Putnam Money Market Fund	345,667 shares	345,667
	Mutual Funds:
	Prudential Jennison Mid-Cap Growth Fund	88,110 shares	3,567,581
	Invesco Small Cap Growth Fund	346,520 shares	13,749,903
	American Europacific Growth Fund	342,983 shares	16,799,328
	Invesco International Growth Fund Institutional	33,243 shares	1,140,235
	Harbor International Fund	23,779 shares	1,688,512
	Lord Abbett Small Cap Value	360,380 shares	12,040,289
	Neuberger Berman Mid Cap Growth Fund	99,819 shares	1,433,398
	Loomis Sayles Value Fund Y Class	518,290 shares	13,885,002
	Vanguard Total Bond Market Index Fund	287,831 shares	3,039,491
	Perkins Mid Cap Value Fund Class J	41,840 shares	977,802
	MainStay Large Cap Growth Fund	2,430,332 shares	25,299,760
	Pimco Total Return Fund	1,094,734 shares	11,702,713
	T. Rowe Price Blue Chip Growth Fund	188,963 shares	12,207,005
	Vanguard Windsor II Fund Admiral Shares	113,670 shares	7,415,823
	Victory Small Company Opportunity Fund	25,361 shares	1,024,598
	Artisan Mid Cap Value Fund Investor Class	145,090 shares	3,917,441
	Vanguard Institutional Index Fund	74,231 shares	12,565,762
	Invesco Van Kampen Small Cap Growth Fund Class Y	123,691 shares	1,511,501
	Vanguard Extended Market Index Fund Investor	81,693 shares	5,127,072

	Subtotal Mutual Funds		149,093,216
	Commingled Funds:
	Pyramis Core Lifecycle 2030 Commingled Pool	833,432 shares	10,234,548
	Pyramis Core Lifecycle 2035 Commingled Pool	831,054 shares	10,404,802
	Pyramis Core Lifecycle 2040 Commingled Pool	514,857 shares	6,353,330
	Pyramis Core Lifecycle 2045 Commingled Pool	313,332 shares	3,894,716
	Pyramis Core Lifecycle 2050 Commingled Pool	243,008 shares	2,976,847
	Pyramis Core Lifecycle 2000 Commingled Pool	25,348 shares	295,808
	Pyramis Core Lifecycle 2005 Commingled Pool	13,194 shares	160,041
	Pyramis Core Lifecycle 2010 Commingled Pool	47,092 shares	604,663
	Pyramis Core Lifecycle 2015 Commingled Pool	172,669 shares	2,198,081
	Pyramis Core Lifecycle 2020 Commingled Pool	453,725 shares	5,612,583
	Pyramis Core Lifecycle 2025 Commingled Pool	687,090 shares	8,746,651

	Subtotal Commingled Funds		51,482,070
	Collective Trust:
Putnam Management Company, Inc.	Putnam Stable Value Fund	44,912,539 shares	45,501,408
Harman International Industries, Incorporated	Common Stock	387,328 shares	31,702,777
	Participant Loans:
	414 Participant Loans, interest rate of 5.25% and maturities through October 2028		3,040,479

Total investments			281,165,617

Total assets held at end of year			$281,205,473

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 20, 2014	By:	/S/ LORI LAMPMAN
Lori Lampman Vice President, Corporate Human Resources and Global Rewards